U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously disclosed, following recent changes to shareholders for Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), the various contractual arrangements of the Registrant’s variable interest entities (“VIEs”) were required to be amended, restated, and re-registered with competent authorities. The VIEs contractual agreements were dated and signed on July 10, 2025, and submitted for registration and review. As of this Report, all registrations have been completed, and the Registrant does not expect any negative impact of this process on its operation.

Consistent with prior disclosures, the July 10, 2025 re-execution was effected solely to update the identities of the registered individual shareholders of the VIEs; the principal terms of the contractual arrangements remain unchanged. With respect to Nanjing Recon, in November 2020, Shenping Yin acquired all equity previously held by Guangqiang Chen; in January 2022, Mr. Yin made a capital contribution; and in March 2023, Yingwu Yan acquired all equity previously held by Degui Zhai.

With respect to BHD, in June 2019, Zhang Fan exited by transferring all of his equity to Guangqiang Chen; in September 2020 Mr. Yin exited by transferring all of his equity to Mr. Chen; and in 2024 and 2025 Mr. Yin subsequently re-entered and made additional capital contributions that diluted other holders. As of the date of this Report, Nanjing Recon is held by Shenping Yin (99.75%) and Yingwu Yan (0.25%), and BHD is held by Guangqiang Chen (85.93%), Shenping Yin (10.00%), Donglin Li (3.77%) and Zhiqiang Feng (0.30%). These updates do not affect the Registrant’s contractual control over the VIEs.

Exhibit Index:

10.1	Translation of Amended and Restated Exclusive Equity Interest Pledge Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd., Shenping Yin, and Nanjing Recon Technology Co., Ltd
10.2	Translation of Amended and Restated Equity Interest Pledge Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd. and Ying Wu Yan
10.3	Translation of Amended and Restated Exclusive Consulting and Service Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd
10.4	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd., Ying Wu Yan, and Nanjing Recon Technology Co., Ltd
10.5	Translation of Amended and Restated Power of Attorney dated July 10, 2025 of Ying Wu Yan for rights in Nanjing Recon Technology Co., Ltd.
10.6	Translation of Amended and Restated Power of Attorney dated July 10, 2025 of Shenping Yin for rights in Nanjing Recon Technology Co., Ltd.
10.7	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd., Donglin Li, and Beijing (BHD) Petroleum Technology Co., Ltd.
10.8	Translation of Exclusive Equity Interest Purchase Agreement dated July 10, 2025 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing (BHD) Petroleum Technology Co., Ltd., and Shenping Yin
10.9	Translation of Exclusive Equity Interest Purchase Agreement dated July 10, 2025 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing (BHD) Petroleum Technology Co., Ltd., and Guangqiang Chen
10.10	Translation of Amended and Restated Equity Interest Pledge Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd. and Donglin Li
10.11	Translation of Amended and Restated Equity Interest Pledge Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd. and Guangqiang Chen
10.12	Translation of Amended and Restated Equity Interest Pledge Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd. and Shenping Yin
10.13	Translation of Amended and Restated Power of Attorney dated July 10, 2025 of Donglin Li for rights in Beijing (BHD) Petroleum Technology Co., Ltd
10.14	Translation of Amended and Restated Power of Attorney dated July 10, 2025 of Shenping Yin for rights in Beijing (BHD) Petroleum Technology Co., Ltd
10.15	Translation of Amended and Restated Power of Attorney dated July 10, 2025 of Guangqiang Chen for rights in Beijing (BHD) Petroleum Technology Co., Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

August 29, 2025	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer